West Fraser Timber Co. Ltd.
Condensed Consolidated Balance Sheets
(in millions of United States dollars, except where indicated - unaudited)

		March 28,	December 31,
	Note	2025	2024
Assets
Current assets
Cash and cash equivalents		$390	$641
Receivables		398	294
Income taxes receivable		61	22
Inventories	4	1,041	844
Prepaid expenses		32	36
		1,922	1,837
Property, plant and equipment		3,823	3,842
Timber licences		354	358
Goodwill and other intangible assets		2,168	2,180
Export duty deposits	15	414	408
Other assets		81	129
Deferred income tax assets		8	7
		$8,770	$8,760

Liabilities
Current liabilities
Payables and accrued liabilities		$634	$604
Current portion of long-term debt	5	200	200
Current portion of reforestation and decommissioning obligations		54	55
Income taxes payable		31	75
		919	934
Other liabilities	6	311	264
Deferred income tax liabilities		602	609
		1,832	1,807
Shareholders’ Equity
Share capital	8	2,532	2,549
Retained earnings		4,712	4,726
Accumulated other comprehensive loss		(305)	(321)
		6,939	6,954
		$8,770	$8,760
The number of Common shares and Class B Common shares outstanding at April 21, 2025 was 79,336,436.

West Fraser Timber Co. Ltd.
Condensed Consolidated Statements of Earnings and Comprehensive Earnings
(in millions of United States dollars, except where indicated - unaudited)

		Three Months Ended
		March 28,	March 29,
		2025	2024

Sales		$1,459	$1,627

Costs and expenses
Cost of products sold		981	1,118
Freight and other distribution costs		187	219
Export duties, net, and tariffs	15	23	14
Amortization		134	138
Selling, general and administration		73	76
Equity-based compensation		(3)	4
Restructuring and impairment charges	9	—	10
		1,395	1,579

Operating earnings		64	48

Finance income, net	10	6	9
Other expense	11	(3)	(7)
Earnings before tax		67	50
Tax provision	12	(25)	(15)
Earnings		$42	$35

Earnings per share (dollars)
Basic	13	$0.53	$0.42
Diluted	13	$0.46	$0.42

Comprehensive earnings
Earnings		$42	$35
Other comprehensive earnings
Items that may be reclassified to earnings
Translation gain (loss) on operations with different functional currencies		16	(9)
Items that will not be reclassified to earnings
Actuarial gain (loss) on retirement benefits, net of tax	7	(3)	18
		13	9
Comprehensive earnings		$55	$44

West Fraser Timber Co. Ltd.
Condensed Consolidated Statements of Changes in Shareholders' Equity
(in millions of United States dollars, except where indicated - unaudited)

		Three Months Ended
		March 28,	March 29,
	Note	2025	2024

Share capital
Balance - beginning of period		$2,549	$2,607
Issuance of Common shares	8	—	1
Repurchase of Common shares for cancellation	8	(17)	(3)
Balance - end of period		$2,532	$2,604

Retained earnings
Balance - beginning of period		$4,726	$4,913
Actuarial gain (loss) on retirement benefits, net of tax	7	(3)	18
Repurchase of Common shares for cancellation	8	(27)	(5)
Earnings for the period		42	35
Dividends declared		(25)	(24)
Balance - end of period		$4,712	$4,936

Accumulated other comprehensive loss
Balance - beginning of period		$(321)	$(297)
Translation gain (loss) on operations with different functional currencies		16	(9)
Balance - end of period		$(305)	$(306)

Shareholders' Equity		$6,939	$7,234

West Fraser Timber Co. Ltd.
Condensed Consolidated Statements of Cash Flows
(in millions of United States dollars, except where indicated - unaudited)

		Three Months Ended
		March 28,	March 29,
	Note	2025	2024
Cash used for operating activities
Earnings		$42	$35
Adjustments
Amortization		134	138
Restructuring and impairment charges	9	—	10
Finance income, net	10	(6)	(9)
Foreign exchange gain		—	(4)
Retirement benefit expense		17	15
Net contributions to retirement benefit plans		(9)	(12)
Tax provision	12	25	15
Income taxes paid		(74)	(3)
Unrealized loss on electricity swaps		4	11
Other		23	15
Changes in non-cash working capital
Receivables		(100)	(94)
Inventories		(193)	(148)
Prepaid expenses		4	5
Payables and accrued liabilities		59	(15)
		(75)	(41)
Cash used for financing activities
Repayment of lease obligations		(4)	(4)
Finance expense paid		(5)	(3)
Repurchase of Common shares for cancellation	8	(46)	(7)
Issuance of Common shares		—	1
Dividends paid		(26)	(24)
		(80)	(38)
Cash used for investing activities
Proceeds from sale of pulp mills		—	5
Additions to capital assets		(104)	(122)
Interest received		6	11
Other		(1)	—
		(99)	(106)
Change in cash and cash equivalents		(255)	(185)
Foreign exchange effect on cash and cash equivalents		3	(4)
Cash and cash equivalents - beginning of period		641	900
Cash and cash equivalents - end of period		$390	$711

West Fraser Timber Co. Ltd.
Notes to Condensed Consolidated Financial Statements
For the three months ended March 28, 2025 and March 29, 2024
(figures are in millions of United States dollars, except where indicated - unaudited)
1.Nature of operations
West Fraser Timber Co. Ltd. ("West Fraser", the “Company”, "we", "us" or "our") is a diversified wood products company with more than 50 facilities in Canada, the United States, the United Kingdom, and Europe, which promotes sustainable forest practices in its operations. The Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, and other residuals. West Fraser's products are used in home construction, repair and remodelling, industrial applications, papers and tissue. Our executive office is located at 885 West Georgia Street, Suite 1500, Vancouver, British Columbia. West Fraser was formed by articles of amalgamation under the Business Corporations Act (British Columbia) and is registered in British Columbia, Canada. Our Common shares are listed for trading on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol WFG.
2.Basis of presentation
These condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) applicable to the preparation of interim financial statements, under International Accounting Standard (“IAS”) 34, Interim Financial Reporting. These condensed consolidated financial statements use the same accounting policies as the most recent audited annual consolidated financial statements.
These condensed consolidated interim financial statements were authorized for issue by the Audit Committee of the Company’s Board of Directors on April 22, 2025. These condensed consolidated interim financial statements should be read in conjunction with our audited annual consolidated financial statements for the year ended December 31, 2024.
Our fiscal year is the calendar year ending December 31. Effective January 1, 2023, our fiscal quarters are the 13-week periods ending on the closest Friday to the end of March, June, and September with the fourth quarter ending December 31. References to the three months ended March 28, 2025 and the first quarter of 2025 relate to the 13-week period ended March 28, 2025.
Figures have been rounded to millions of dollars to reflect the accuracy of the underlying balances and as a result certain tables may not add due to rounding impacts.
Accounting standards issued but not yet applied
IFRS 18, Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements ("IFRS 18"), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces new requirements to improve comparability in the reporting of financial performance to give investors a better basis for analyzing and comparing entities. The standard impacts the presentation of the financial statements and notes, in particular the income statement where entities will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. IFRS 18 will also require management-defined performance measures to be explained and included in a separate note within the financial statements. IFRS 18 is effective for reporting periods beginning on or after January 1, 2027. We are currently assessing the impact of this amendment on our consolidated financial statements.

Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7
On May 30, 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments:
•clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
•clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;
•add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and
•update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).
These amendments are effective for reporting periods beginning on or after January 1, 2026. We are currently assessing the impact of these amendments on our consolidated financial statements.
3.    Seasonality of operations

Our operating results are subject to seasonal fluctuations that may impact quarter-to-quarter comparisons. Consequently, interim operating results may not proportionately reflect operating results for a full year.
Market demand varies seasonally, as home building activity and repair-and-remodelling work are generally stronger in the spring and summer months. Extreme weather conditions, including wildfires in Western Canada and hurricanes in the U.S. South, may periodically affect operations, including logging, manufacturing and transportation. Log inventory is typically built up in the northern regions of North America and Europe during the winter to sustain our lumber and EWP production during the second quarter when logging is curtailed due to wet and inaccessible land conditions. This inventory is generally consumed in the spring and summer months.
4.    Inventories

	March 28,	December 31,
As at	2025	2024
Manufactured products	$379	$344
Logs and other raw materials	414	255
Materials and supplies	248	245
	$1,041	$844
Inventories at March 28, 2025 were subject to a valuation reserve of $13 million (December 31, 2024 - $18 million) to reflect net realizable value being lower than cost.

5.     Operating loans and long-term debt
Operating loans
As at March 28, 2025, our credit facilities consisted of a $1 billion committed revolving credit facility which matures July 2028, $25 million of uncommitted revolving credit facilities available to our U.S. subsidiaries, a $20 million (£15 million) credit facility dedicated to our European operations, and a $11 million (CAD$15 million) demand line of credit dedicated to our jointly‑owned newsprint operation.
As at March 28, 2025, our revolving credit facilities were undrawn (December 31, 2024 - undrawn) and the associated deferred financing costs of $1 million (December 31, 2024 - $2 million) were recorded in other assets. Interest on the facilities is payable at floating rates based on Prime Rate Advances, Base Rate Advances, Bankers’ Acceptances, or Secured Overnight Financing Rate (“SOFR”) Advances at our option.
In addition, we have credit facilities totalling $131 million (December 31, 2024 - $130 million) dedicated to letters of credit. Letters of credit in the amount of $35 million (December 31, 2024 - $36 million) were supported by these facilities.
All debt is unsecured except the $11 million (CAD$15 million) jointly-owned newsprint operation demand line of credit, which is secured by that joint operation’s current assets.
Long-term debt

	March 28,	December 31,
As at	2025	2024
Term loan due July 2025; floating interest rate	$200	$200
	200	200
Less: deferred financing costs	—	—
Less: current portion	(200)	(200)
	$—	$—
The fair value of the long-term debt at March 28, 2025 was $200 million (December 31, 2024 - $200 million) based on rates available to us at the balance sheet date for long-term debt with similar terms and remaining maturities.
Interest rate swap contracts
We have interest rate swap contracts that have the effect of fixing the interest rate on the $200 million term loan disclosed in the long-term debt table above. In January 2024, these interest rate swaps were amended to extend their maturity from August 2024 to July 2025. Following this amendment, the weighted average fixed interest rate payable under the contract was 2.61% (previously 0.91%).
The interest rate swap contracts are accounted for as a derivative, with the changes in their fair value included in other income or expense in our consolidated statements of earnings. For the three months ended March 28, 2025, a loss of $1 million (three months ended March 29, 2024 - a nominal gain) was recognized in relation to the interest rate swap contracts. The fair value of the interest rate swap contracts at March 28, 2025 was an asset of $1 million (December 31, 2024 - asset of $2 million).

6.    Other liabilities

		March 28,	December 31,
As at	Note	2025	2024
Retirement liabilities		$108	$97
Non-current portion of reforestation obligations		70	47
Non-current portion of decommissioning obligations		27	24
Non-current portion of lease obligations		24	19
Export duties	15	47	46
Electricity swaps		8	8
Other		27	22
		$311	$264
7.    Retirement benefits
We maintain defined benefit and defined contribution pension plans covering most of our employees. The defined benefit plans generally do not require employee contributions and provide a guaranteed level of pension payable for life based either on length of service or on earnings and length of service, and in most cases do not increase after commencement of retirement. We also provide group life insurance, medical and extended health benefits to certain employee groups.
We used a discount rate assumption of 4.73% at March 28, 2025 (4.83% at December 31, 2024).
The actuarial gain (loss) on retirement benefits, included in other comprehensive earnings, is as follows:

	Three Months Ended
	March 28,	March 29,
	2025	2024
Actuarial gain (loss)	$(4)	$24
Tax recovery (provision)	1	(6)
	$(3)	$18
8. Share capital
Authorized
400,000,000 Common shares, without par value
20,000,000 Class B Common shares, without par value
10,000,000 Preferred shares, issuable in series, without par value
Issued and Outstanding

	March 28, 2025		December 31, 2024
As at	Number	Amount	Number	Amount
Common	77,150,102	$2,532	77,706,788	$2,549
Class B Common	2,281,478	—	2,281,478	—
Total Common	79,431,580	$2,532	79,988,266	$2,549
As of March 28, 2025, we held 26,911 Common shares as treasury shares for cancellation.
For the three months ended March 28, 2025, we issued no Common shares under our share option plans (three months ended March 29, 2024 - 7,000 Common shares).

Rights and restrictions of Common shares
The Common shares and Class B Common shares are equal in all respects, including the right to dividends, rights upon dissolution or winding up and the right to vote, except that each Class B Common share may at any time be exchanged for one Common share. Our Common shares are listed for trading on the TSX and NYSE under the symbol WFG, while our Class B Common shares are not. Certain circumstances or corporate transactions may require the approval of the holders of our Common shares and Class B Common shares on a separate class by class basis.
Share repurchases
On February 27, 2025, we renewed our normal course issuer bid (“2025 NCIB”) allowing us to acquire up to 3,868,177 Common shares for cancellation from March 3, 2025 until the expiry of the bid on March 2, 2026.
On February 27, 2024, we renewed our normal course issuer bid (“2024 NCIB”) allowing us to acquire up to 3,971,380 Common shares for cancellation from March 1, 2024 until the expiry of the bid on February 28, 2025.
For the three months ended March 28, 2025, we repurchased for cancellation 529,660 Common shares at an average price of $82.33 per share under our 2024 NCIB and 2025 NCIB programs. For the three months ended March 29, 2024, we repurchased for cancellation 105,666 Common shares at an average price of $79.37 per share under our 2023 NCIB and 2024 NCIB programs.
9. Restructuring and impairment charges

	Three months ended
	March 28, 2025	March 29, 2024
Impairment loss (reversal) related to Hinton pulp mill	$—	$(1)
Impairment loss related to Quesnel River Pulp mill and Slave Lake Pulp mill	—	(1)
Restructuring and impairment losses related to Canadian and U.S. lumber operations	—	12
	$—	$10
In the three months ended March 29, 2024, we recorded restructuring and impairment charges of $10 million.
We recorded impairment reversals upon completion of the Hinton pulp mill sale and remeasurement of estimated working capital adjustments specified in the asset purchase agreements for the Quesnel River Pulp mill and Slave Lake Pulp mill.
In addition, we recorded restructuring and impairment charges of $12 million associated with the announcement of the permanent closure of our Fraser Lake lumber mill and the permanent closure of our lumber mill in Maxville, Florida and the indefinite curtailment of operations at our lumber mill in Huttig, Arkansas.
10. Finance income, net

	Three Months Ended
	March 28, 2025	March 29, 2024
Interest expense	$(3)	$(7)
Interest income on cash and cash equivalents	5	11
Net interest income on export duty deposits	5	6
Finance expense on employee future benefits	(1)	(1)
	$6	$9

11. Other expense

	Three Months Ended
	March 28, 2025	March 29, 2024
Foreign exchange gain	$—	$4
Gain resulting from the CPP agreement	—	1
Loss on electricity swaps	(6)	(11)
Loss on interest rate swap contracts	(1)	—
Other	4	(1)
	$(3)	$(7)
12. Tax provision
The tax recovery (provision) differs from the amount that would have resulted from applying the B.C. statutory income tax rate to earnings before tax as follows:

	Three Months Ended
	March 28, 2025	March 29, 2024
Income tax provision at statutory rate of 27%	$(18)	$(13)
Rate differentials between jurisdictions and on specified activities	1	(1)
Non-taxable amounts including goodwill impairment	—	1
Impact of functional currency differences	(1)	(2)
Income tax settlement	(6)	—
Other	(1)	—
Tax provision	$(25)	$(15)
In Q1-25, we entered into a settlement agreement with CRA in respect of certain prior tax periods. As a result, we recorded an additional tax provision of $6 million and expect to receive income tax refunds of $34 million on account of the matters in question.
13. Earnings (loss) per share
Basic earnings (loss) per share is calculated based on earnings (loss) available to Common shareholders, as set out below, using the weighted average number of Common shares and Class B Common shares outstanding.
Certain of our equity-based compensation plans may be settled in cash or Common shares at the holder’s option and for the purposes of calculating diluted earnings (loss) per share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Plans that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect as compared to the cash-settled method.
The numerator under the equity-settled method is calculated based on earnings (loss) available to Common shareholders adjusted to remove the cash-settled equity-based compensation expense or recovery that has been charged or credited to earnings (loss) and deducting a notional charge using the equity‑settled method, as set out below. Adjustments to earnings (loss) are tax-effected as applicable. The denominator under the equity-settled method is calculated using the treasury stock method. Share options under the equity-settled method are considered dilutive when the average market price of our Common shares for the period exceeds the exercise price of the share option.
The equity-settled method was more dilutive for the three months ended March 28, 2025 and an adjustment was required for the numerator and denominator. The cash-settled method was more dilutive for the three months ended March 29, 2024 and therefore no adjustment was required for the numerator and denominator.

A reconciliation of the numerator and denominator used for the purposes of calculating diluted earnings per share is as follows:

	Three Months Ended
	March 28, 2025	March 29, 2024
Earnings
Numerator for basic EPS	$42	$35
Cash-settled expense included in earnings	(4)	—
Equity-settled expense adjustment	(1)	—
Numerator for diluted EPS	37	35

Weighted average number of shares (thousands)
Denominator for basic EPS	79,669	81,679
Effect of dilutive equity-based compensation	205	—
Denominator for diluted EPS	79,874	81,679

Earnings per share (dollars)
Basic	$0.53	$0.42
Diluted	$0.46	$0.42

14. Segment and geographical information

	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Three months ended March 28, 2025
Sales
To external customers	$666	$596	$80	$117	$—	$1,459
To other segments	8	2	4	—	(15)	—
	$674	$598	$85	$117	$(15)	$1,459
Cost of products sold	(458)	(373)	(63)	(101)	14	(981)
Freight and other distribution costs	(92)	(73)	(12)	(11)	—	(187)
Export duties, net, and tariffs	(22)	(1)	—	—	—	(23)
Amortization	(46)	(72)	(4)	(10)	(1)	(134)
Selling, general and administration	(35)	(27)	(3)	(7)	—	(73)
Equity-based compensation	—	—	—	—	3	3
Operating earnings (loss)	$21	$52	$3	$(13)	$1	$64

	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Three months ended March 29, 2024
Sales
To external customers	$673	$695	$151	$108	$—	$1,627
To other segments	12	2	4	—	(18)	—
	$685	$697	$155	$108	$(18)	$1,627
Cost of products sold	(525)	(401)	(117)	(92)	19	(1,118)
Freight and other distribution costs	(98)	(81)	(30)	(10)	—	(219)
Export duties, net, and tariffs	(14)	—	—	—	—	(14)
Amortization	(50)	(71)	(3)	(12)	(3)	(138)
Selling, general and administration	(37)	(27)	(4)	(7)	—	(76)
Equity-based compensation	—	—	—	—	(4)	(4)
Restructuring and impairment reversal (charges)	(12)	—	2	—	—	(10)
Operating earnings (loss)	$(52)	$117	$3	$(14)	$(7)	$48
The geographic distribution of external sales based on the location of product delivery is as follows:

	Three Months Ended
	March 28,	March 29,
	2025	2024
United States	$986	$1,062
Canada	277	308
U.K. and Europe	118	109
Asia	78	145
Other	—	3
	$1,459	$1,627

15. Export duties, net, and tariffs
The following table summarizes the impact of export duties,net, and tariffs in our earnings statement:

	Three Months Ended
	March 28, 2025	March 29, 2024
Export duties, net	$(21)	$(14)
Tariffs	(2)	—
Export duties, net, and tariffs	$(23)	$(14)
Countervailing (“CVD”) and antidumping (“ADD”) duty dispute
Additional details, including our accounting policy, can be found in note 26 - Countervailing (“CVD”) and antidumping (“ADD”) duty dispute of our audited annual consolidated financial statements for the year ended December 31, 2024.
Developments in CVD and ADD rates
We began paying CVD and ADD duties in 2017 based on the determination of duties payable by the United States Department of Commerce (“USDOC”). The CVD and ADD cash deposit rates are updated upon the finalization of the USDOC’s Administrative Review (“AR”) process for each Period of Inquiry (“POI”), as summarized in the tables below. On February 21, 2025, the USDOC initiated AR7 POI covering the 2024 calendar year. West Fraser was selected as a mandatory respondent for the anti-dumping investigation, which will result in West Fraser continuing to be subject to a company-specific anti-dumping rate. Respondents have yet to be selected for the countervailing duty investigation.
On March 3, 2025, the USDOC released the preliminary results for the AR6 ADD investigation covering the calendar year 2023, which indicated a rate of 9.48%. On April 4, 2025, the USDOC released the preliminary results for the AR6 CVD investigation covering calendar year 2023, which indicated a rate of 16.57%. The duty rates are subject to an appeal process, and we will record an adjustment once the rates are finalized. If the AR6 rates were to be confirmed, it would result in an expense of $65 million before the impact of interest for the POI covered by AR6. This adjustment would increase export duties payable recorded on our balance sheet. If these rates were to be finalized, our combined cash deposit rate would be 26.05%.
The Cash Deposit Rates and the West Fraser Estimated ADD Rate for the periods presented are as follows:

Effective dates for CVD	Cash Deposit Rate
AR7 POI[1]
January 1, 2024 – August 18, 2024	2.19%
August 19, 2024 - December 31, 2024	6.85%
AR8 POI[2]
January 1, 2025 – March 28, 2025	6.85%
1.The CVD rate for the AR7 POI will be adjusted when AR7 is complete and the USDOC finalizes the rate, which is not expected until 2026.
2.The CVD rate for the AR8 POI will be adjusted when AR8 is complete and the USDOC finalizes the rate, which is not expected until 2027.

Effective dates for ADD	Cash Deposit Rate	West Fraser Estimated Rate
AR7 POI[1]
January 1, 2024 – August 18, 2024	7.06%	2.58%
August 19, 2024 - December 31, 2024	5.04%	2.58%
AR8 POI[2]
January 1, 2025 – March 28, 2025	5.04%	5.04%
1.The ADD rate for the AR7 POI will be adjusted when AR7 is complete and the USDOC finalizes the rate, which is not expected until 2026.
2.The ADD rate for the AR8 POI will be adjusted when AR8 is complete and the USDOC finalizes the rate, which is not expected until 2027.

Impact on results
The following table reconciles our cash deposits paid during the period to the amount recorded in our earnings statement:

	Three Months Ended
	March 28, 2025	March 29, 2024
Cash deposits[1]	$(21)	$(14)
Adjust to West Fraser Estimated ADD rate[2]	—	—
Export duties, net	$(21)	$(14)
1.Represents combined CVD and ADD cash deposit rate of 11.89% for Q1-25 and 9.25% for Q1-24.
2.No adjustments were required as the West Fraser Estimated ADD rate of 5.04% for Q1-25 and 7.06% for Q1-24 equalled the cash deposit rate.
As of March 28, 2025, export duties paid and payable on deposit with the USDOC were $920 million (December 31, 2024 - $898 million).
Impact on balance sheet
Each POI is subject to independent administrative review by the USDOC, and the results of each POI may not be offset but the results within a POI in respect of ADD and CVD may be offset.
Export duties receivable is represented by:

Three Months Ended
March 28,
Export duties receivable	2025
Beginning of period	$408
Interest income recognized on duty deposits receivable	6
End of period	$414
Export duties payable is represented by:

Three Months Ended
March 28,
Export duties payable	2025
Beginning of period	$46
Interest expense recognized on export duties payable	1
End of period	$47
Appeals
Notwithstanding the deposit rates assigned under the investigations, our final liability for CVD and ADD will not be determined until each annual administration review process is complete and the related appeal processes are concluded.
Tariffs
On February 1, 2025, the U.S. administration issued an executive order directing the United States to impose new tariffs on imports from Canada to take effect on February 4, 2025. The tariffs are an additional 25% rate of duty on all imports from Canada except Canadian energy resources exports, which are subject to a 10% tariff. These tariffs were subsequently paused for a 30-day period and took effect on March 4, 2025.
On March 1, 2025, the U.S. administration issued an executive order directing the Secretary of Commerce to initiate a Section 232 investigation to determine the effects on national security of imports of timber, lumber and their derivative products. The executive order requires the Secretary of Commerce to submit a report to the U.S. president within 270 days with findings and recommendations on actions to mitigate any such threats, such as potential tariffs, export controls, including quotas, or incentives to increase domestic production.
Between March 4, 2025 and March 6, 2025, 25% tariffs were imposed on our wood products shipped from Canada to the U.S., including lumber, OSB, plywood, MDF, and pulp. On March 6, 2025, the U.S. administration signed an executive order temporarily pausing tariffs on Canadian goods compliant with the United States-Mexico-Canada Agreement (“USMCA”) until April 2, 2025. Included in the USMCA are products such as lumber, OSB, plywood, MDF, and pulp.
On April 2, 2025, the U.S. administration issued an executive order imposing tariffs beginning at 10% on all imports into the U.S. from all countries, but with much higher rates for many. While Canada was not exempt, goods compliant with the USMCA are not subject to these additional tariffs.
The actual impact of the aforementioned tariffs and possible actions resulting from the Section 232 investigation are subject to a number of factors and uncertainties including the effective date and duration of such tariffs, changes in the amount, scope and nature of the tariffs in the future, any countermeasures that the Canadian government may take, and any mitigating actions that may become available.
16. Contingencies
We are subject to various investigations, claims and legal, regulatory and tax proceedings covering matters that arise in the ordinary course of business activities, including civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by governmental regulatory agencies and law enforcement authorities in various jurisdictions. Each of these matters is subject to uncertainties and it is possible that some of these matters may be resolved unfavourably. Certain conditions may exist as of the date the financial statements are issued, which may result in an additional loss. In the opinion of management none of these matters are expected to have a material effect on our results of operations or financial condition.